UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

IMAX Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45245E109

(CUSIP Number)

Ryan J. York

Davis Wright Tremaine LLP

1201 Third Avenue, Suite 2200

Seattle, WA 98101

(206) 622-3150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45245E109

1	NAMES OF REPORTING PERSONS Kevin Douglas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 6,448,161 (1)(2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 8,823,795 (1)(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,823,795 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.1% (1)(2)(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 3,801,068 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust which holds 2,584,441 shares.
(2)	Includes 62,652 shares held by an intentionally defective grantor trust (the “KGD IDGT”). Kevin Douglas, as the settlor of the KGD IDGT, has the right to substitute property of equivalent value in return for the shares held by the KGD IDGT and may be deemed to have shared voting and dispositive power over the shares held by the KGD IDGT.
(3)	Kevin Douglas also has dispositive power with respect to 923,645 shares held by James E. Douglas, III and 1,451,989 shares held by the Douglas Family Trust.
(4)	Based on 67,112,751 shares of the Issuer’s common stock outstanding as of June 30, 2016, as reported on the Issuer’s 10-Q for the quarter ended June 30, 2016, filed with the Securities and Exchange Commission (the “SEC”) on July 20, 2016.

CUSIP No. 45245E109

1	NAMES OF REPORTING PERSONS Michelle Douglas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 6,448,161 (1)(2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 6,448,161 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,448,161 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.6% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 3,801,068 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust which holds 2,584,441 shares.
(2)	Includes 62,652 shares held by an intentionally defective grantor trust (the “MMD IDGT”). Michelle Douglas, as the settlor of the MMD IDGT, has the right to substitute property of equivalent value in return for the shares held by the MMD IDGT and may be deemed to have shared voting and dispositive power over the shares held by the MMD IDGT.
(3)	Based on 67,112,751 shares of the Issuer’s common stock outstanding as of June 30, 2016, as reported on the Issuer’s 10-Q for the quarter ended June 30, 2016, filed with the SEC on July 20, 2016.

CUSIP No. 45245E109

1	NAMES OF REPORTING PERSONS James E. Douglas, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 923,645
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 923,645 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 923,645 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kevin Douglas shares dispositive power with respect to 923,645 shares held by James E. Douglas, III.
(2)	Based on 67,112,751 shares of the Issuer’s common stock outstanding as of June 30, 2016, as reported on the Issuer’s 10-Q for the quarter ended June 30, 2016, filed with the SEC on July 20, 2016.

CUSIP No. 45245E109

1	NAMES OF REPORTING PERSONS K&M Douglas Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,801,068 (2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,801,068 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,801,068 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.7% (2)(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.
(2)	Kevin Douglas and his wife, Michelle Douglas, hold 3,801,068 shares jointly as the beneficiaries of the K&M Douglas Trust.
(3)	Based on 67,112,751 shares of the Issuer’s common stock outstanding as of June 30, 2016, as reported on the Issuer’s 10-Q for the quarter ended June 30, 2016, filed with the SEC on July 20, 2016.

CUSIP No. 45245E109

1	NAMES OF REPORTING PERSONS James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,584,441
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,584,441
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,584,441
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.
(2)	Based on 67,112,751 shares of the Issuer’s common stock outstanding as of June 30, 2016, as reported on the Issuer’s 10-Q for the quarter ended June 30, 2016, filed with the SEC on July 20, 2016.

CUSIP No. 45245E109

1	NAMES OF REPORTING PERSONS Douglas Family Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,451,989
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,451,989 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,451,989 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.2% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	James E. Douglas Jr. and Jean A Douglas, husband and wife, are co-trustees.
(2)	Kevin Douglas also has dispositive power with respect to 1,451,989 shares held by the Douglas Family Trust.
(3)	Based on 67,112,751 shares of the Issuer’s common stock outstanding as of June 30, 2016, as reported on the Issuer’s 10-Q for the quarter ended June 30, 2016, filed with the SEC on July 20, 2016.

Schedule 13D

ITEM 1. SECURITY AND ISSUER

This statement relates to shares of Common Stock (the “Common Stock”) of IMAX Corporation (the “Issuer”) The principal executive office of the Issuer is located at 2525 Speakman Drive, Mississauga, Ontario, Canada L5K 1B1.

ITEM 2. IDENTITY AND BACKGROUND

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them are as follows:

(a)	Kevin Douglas, Michelle Douglas, James E. Douglas, III, K&M Douglas Trust, James Douglas and Jean Douglas Irrevocable Descendants’ Trust and Douglas Family Trust (collectively, the “Filers”).

(b)	The business address of the Filers is:

125 E. Sir Francis Drake Blvd., Suite 400, Larkspur, CA 94939.

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Kevin Douglas is an active securities and commodities investor and is employed by Douglas Telecommunications, Inc., which has the same business address as the Filers. Michelle Douglas participates in nonprofit fund raising and in assisting Kevin Douglas in his investment activities. James E. Douglas, III is a high school teacher and has the same business address as the Filers.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Filers purchased an aggregate of 8,886,447 shares of Common Stock for a total consideration (including brokerage commissions) of $70,583,863 derived from the personal funds of the Filers. The Filers have not purchased any Common Stock with borrowed funds.

ITEM 4. PURPOSE OF TRANSACTION

Prior to the date hereof, the Filers had on file with the Securities and Exchange Commission a Schedule 13G with respect to their beneficial ownership of Common Stock, initially filed with the SEC on March 21, 2007.

The Filers are filing this Schedule 13D as a result of the appointment of Kevin Douglas to the Issuer’s Board of Directors on October 19, 2016.

The Filers may review on an ongoing and continuing basis their investment in the Issuer. The Filers may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of the Filer’s securities of the Issuer. Any transactions that the Filers may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to such Filers, tax considerations and other factors.

The Filers do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D, except as set forth herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The beneficial ownership of the Common Stock by each Filer at the date hereof is reflected on that Filer’s cover page.

There were no transactions effected by the Filers in the Common Stock within the past sixty (60) days.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the relationships mentioned above and except for the Joint Filing Agreement, dated October 20, 2016, filed as an exhibit to this Schedule 13D, to the knowledge of the Filers, none of the Filers is party to any other contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

7.1	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G, dated October 20, 2016.

7.2	Limited Power of Attorney, dated March 21, 2007 (incorporated by reference to Exhibit to the Filers Schedule 13G, filed with the Securities and Exchange Commission on March 21, 2007).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 20, 2016	*Kevin Douglas
KEVIN DOUGLAS

Date: October 20, 2016	*Michelle Douglas
MICHELLE DOUGLAS

Date: October 20, 2016	*James E. Douglas, III
JAMES E. DOUGLAS, III

K&M DOUGLAS TRUST

Date: October 20, 2016	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: October 20, 2016	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST

Date: October 20, 2016	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: October 20, 2016	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

DOUGLAS FAMILY TRUST

Date: October 20, 2016	*James E. Douglas, Jr.
	By:	James E. Douglas, Jr.
	Title:	Trustee

Date: October 20, 2016	*Jean A. Douglas
	By:	Jean A. Douglas
	Title:	Trustee

*Eileen Wheatman

/s/ Eileen Wheatman
By:	Eileen Wheatman
Attorney-in-Fact